Biofrontera Inc. · 120 Presidential Way, Suite 330 · Woburn, MA 01801 · USA

VIA EDGAR

October 27, 2023

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Biofrontera Inc. Registration Statement on Form S-1 (File No. 333-274871) Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Biofrontera Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”) so that the Registration Statement will be declared effective as of 4:30 p.m. Eastern time, on October 30, 2023, or as soon thereafter as practicable. The Registrant hereby also authorizes Stephen Older, Elizabeth Jones and Lawton Way of McGuireWoods LLP to orally modify or withdraw this request for acceleration.

Once the Registration Statement has been declared effective, please orally confirm that event with Stephen Older of McGuireWoods LLP at (212) 548-2122, or in his absence, Elizabeth Jones at (704) 373-8847 or Lawton Way at (804) 775-4711.

Thank you for your assistance in this matter.

Very truly yours,

Biofrontera Inc.

/s/ E. Fred Leffler, III
Name:	E. Fred Leffler, III
Title:	Chief Financial Officer

cc:	Hermann Luebbert
Biofrontera Inc.

Stephen Older
McGuireWoods LLP

Biofrontera Inc. . 120 Presidential Way, Suite 330 . Woburn, MA 01801 . USA

Contact Phone +1 781 245 1325 . E-Mail info-us@biofrontera.com . www.biofrontera-us.com